Exhibit 99.1

Summit Therapeutics plc

(‘Summit’, or ‘the Company’)

Summit Announces PhaseOut DMD Did Not Meet Primary Endpoint

•	Ezutromid Development to be Discontinued

•	Summit to Focus on Advancing its Pipeline of New Mechanism Antibiotics

•	Conference Call Scheduled for 8:00am EDT / 1:00pm BST

Oxford, UK, and Cambridge, MA, US, 27 June 2018 – Summit Therapeutics plc (AIM:SUMM, NASDAQ:SMMT) today announces PhaseOut DMD has not met its primary or secondary endpoints after 48 weeks of treatment of ezutromid in patients with Duchenne muscular dystrophy (‘DMD’). PhaseOut DMD was a multi-centre, open-label Phase 2 clinical trial of the utrophin modulator, ezutromid.

Based on this outcome, the Company is discontinuing its development of ezutromid and as a result, will be implementing cost reduction measures. Summit will now focus its operations on the development of its pipeline of new mechanism antibiotics. The Company’s lead product candidate, ridinilazole, is expected to enter Phase 3 clinical trials for the treatment of C. difficile infection in Q1 2019.

“These data come as a great disappointment to us and to all those living with DMD,” said Glyn Edwards, Chief Executive Officer of Summit. “While we believe utrophin modulation could still have a place in the treatment of DMD, it is clear that ezutromid is not providing a benefit for patients. We therefore feel that our resources are better focussed on the development of our promising pipeline of new mechanism antibiotics.

“We sincerely thank the patients, families and clinical trial sites involved in all of the ezutromid clinical trials for their commitment to advancing research in DMD. We hope that the information we have gathered can ultimately be used to benefit ongoing research in DMD.”

Summit is currently working with the clinical trial investigators in PhaseOut DMD to bring the trial and associated extension phase to a conclusion. The Company plans to also explore ways that information gathered as part of PhaseOut DMD can be made available to support other research activities in DMD for the benefit of the DMD community.

About PhaseOut DMD

A total of 40 boys with DMD were enrolled in PhaseOut DMD, with 38 completing the 48-week clinical trial. Ezutromid was dosed twice a day at either 1000 mg (F6 formulation) or 2500 mg (F3 formulation). The primary endpoint was the change from baseline in magnetic resonance parameters related to the leg muscles. Biopsy measures evaluating utrophin and muscle damage were included as secondary endpoints, with patients having two biopsies: one at baseline and their second after either 24 weeks or 48 weeks of ezutromid treatment. Exploratory endpoints included the six-minute walk distance, the North Star Ambulatory Assessment and patient reported outcomes. While statistical decreases in developmental myosin and magnetic resonance T2 measures were seen after 24 weeks of treatment, these effects were not seen after 48 weeks of treatment. Ezutromid was generally well-tolerated in the trial.

Conference Call Details

Summit will host a conference call and webcast to review the data today at 8:00am EDT / 1:00pm BST. To participate in the conference call, please dial +1 929-477-0402 (US local number) or +44 (0)330 336 9126 (UK and international participants) and use the conference confirmation code 7830699. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the completion of the call.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for which there are no existing or only inadequate therapies. Summit’s clinical programmes focus on the infectious disease C. difficile infection and the neuromuscular disease Duchenne muscular dystrophy. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel: 44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)	+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel: +44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel: +44 (0)20 7886 2500
Freddy Crossley / James Stearns

MSL Group (US)	Tel: +1 617 684 6557
Jon Siegal	Jon.siegal@mslgroup.com

Consilium Strategic Communications (UK)	Tel: +44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /	summit@consilium-comms.com
Lindsey Neville

Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the implementation of cost reduction measures, the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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